BARRETT & COMPANY

STATEMENTS OF INCOME
Years Ended December 31, 2015 and 2014

	2015	2014
REVENUES		
Commissions	$ 3,926,510	$ 2,727,141
Gain (loss) on firm's securities trading accounts	(9,220)	1,345,570
Profits from underwriting and selling groups	22,750	1,140
Margin interest	81,985	86,108
Other revenue	126,542	119,766
	4,148,567	4,279,725
EXPENSES		
Stockholder officers' compensation and benefits	604,860	704,319
Employee compensation and benefits	2,582,817	2,591,630
Clearance charges paid to nonbrokers	173,728	202,492
Communications	172,878	181,622
Occupancy and equipment costs	188,889	189,041
Regulatory fees and expenses	54,076	54,591
Taxes, other than income taxes	131,088	142,358
Other operating expenses	239,957	219,608
	4,148,293	4,285,661
NET INCOME (LOSS)	$ 274	$ (5,936)

See Notes to Financial Statements